[WESCO International, Inc. Letterhead]

March 6, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade and Services
100 F Street, NE
Washington, D.C. 20549

Attention:	Daniel Morris

Re:	WESCO International, Inc.
Registration Statement on Form S-4; File No. 333-236307
Withdrawal of Request for Acceleration

Dear Mr. Morris:

Reference is made to WESCO International, Inc.’s letter, filed as correspondence via EDGAR on March 4, 2020, in which WESCO International, Inc. (the “Company”) requested the acceleration of the effective date of the above-referenced Registration Statement for Friday, March 6, 2020, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. The Company is no longer requesting that such Registration Statement be declared effective at this time and hereby withdraws the Company’s request for acceleration of the effective date.

Please contact me at (212) 403-1056 or by email at JLRobinson@wlrk.com with any questions you may have concerning this letter.

[SIGNATURE PAGE FOLLOWS]

WESCO INTERNATIONAL, INC.

By:	/s/ Diane E. Lazzaris
Name:	Diane E. Lazzaris
Title:	Senior Vice President and General Counsel

cc:	Adam O. Emmerich, Wachtell, Lipton, Rosen & Katz
John L. Robinson, Wachtell, Lipton, Rosen & Katz
Justin C. Choi, Anixter International, Inc.
Irving L. Rotter, Sidley Austin LLP
Gabriel Saltarelli, Sidley Austin LLP